Exhibit 8.1

Note: Both Mios Pharmaceuticals Limited (“Mios”) and Scipio Life Sciences Limited (“Scipio”) issued Class A and Class B ordinary shares to various parties; for each such entity, each Class A ordinary share is entitled to 1 vote and 1 share of economic interest of the respective company, while each Class B ordinary share is entitled to 10 votes and 0.001 share of economic interest of the respective company. As of the date of this annual report, we hold 97.93% economic interest and 36.17% voting power in Mios, and 97.93% economic interest and 35.06% voting power in Scipio.